SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 20549

                              FORM 11-K


           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

             For the Fiscal Year Ended December 31, 1998
                                       _________________


                     CUMMINS ENGINE COMPANY, INC.
     (Name of issuer of the securities held pursuant to the plan)


Commission File Number 1-4949.
                       _______


Incorporated in the State of Indiana    I.R.S. Employer Identification
                                                No. 35-0257090


     500 Jackson Street, Box 3005, Columbus, Indiana  47202-3005
               (Address of Principal Executive Office)

                  Telephone Number:  (812) 377-5000


             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                     RETIREMENT AND SAVINGS PLANS
                        FINANCIAL STATEMENTS
                   AS OF DECEMBER 31, 1998 AND 1997
                    TOGETHER WITH AUDITORS' REPORT
                        (Full title of the plan)

             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                    RETIREMENT AND SAVINGS PLANS
                    INDEX TO FINANCIAL STATEMENTS


                                                             Page
                                                             ____

Report of Independent Public Accountants                        1

Combining Statements of Net Assets by Plan                    2-3

Combining Statements of Changes in Net Assets by Plan         4-6

Combining Statements of Net Assets by Fund                    7-8

Combining Statements of Changes in Net Assets by Fund         9-11

Notes to Financial Statements                                12-20


                                                            Schedule
                                                            ________


Assets Held for Investment Purposes                             I

Reportable Transactions                                        II

Matching Contribution Formulas                                III

Employing Locations by Plan                                    IV

Loans or Fixed Income Obligations                               V


                                                            Exhibit
                                                            _______

Consent of Independent Public Accountants                      23

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
              ________________________________________




To the Pension Policy Committee
Of Cummins Engine Company, Inc.:


We have audited the accompanying combining statements of net assets by plan and by fund, of the CUMMINS ENGINE COMPANY, INC. AND AFFILIATES RETIREMENT AND SAVINGS PLANS (the Plans) as of December 31, 1998 and 1997, and the related statements of changes in net assets by plan and by fund, for the years ended December 31, 1998, 1997 and 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plans as of December 31, 1998 and 1997, and the changes in the net assets for the years ended December 31, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions, matching contribution formulas, employing locations by plan, and loans or fixed income obligations are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets and the statement of changes in net assets is presented for purposes of additional analysis rather than to present the net assets and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subject to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                               ARTHUR ANDERSEN LLP

Chicago, Illinois
June 1, 1999.

                             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                    RETIREMENT AND SAVINGS PLANS
                             COMBINING STATEMENTS OF NET ASSETS BY PLAN
                                          DECEMBER 31, 1998
                                          (stated in OOO's)

                                    Salaried   Bargaining    Onan     Lubricon
CDC      Total
                                    ________   __________   _______   ________
_______   ________
Assets
______

Cash and investments:

  Cash and Cash Equivalents         $  1,290    $      -    $     -     $  -
$     -   $  1,290
 Cummins Engine Company, Inc.
  Fixed Income Fund at contract       95,344     116,675     19,721       23
7,077    238,840
    value (Note 2)
 Vanguard Wellington Fund             99,607      62,609     29,501       88
6,436    198,241
 Vanguard U.S. Growth Fund            79,025      29,491     21,470      145
6,823    136,954
 Vanguard Index Trust Fund            97,714      41,462     26,094      148
7,640    173,058
 Vanguard Explorer Fund               10,834       1,992      2,182       80
439     15,527
 Vanguard International Fund           7,669       1,090      1,447       31
405     10,642
 Cummins Engine Company, Inc.
  Common Stock                       109,977      20,319      5,994        9
2,129    138,428

 Participant Loans                     5,148       3,808      1,121       27
1,118     11,222
                                    ________    ________    _______     ____
_______   ________
Total cash and investments           506,608     277,446    107,530      551
32,067    924,202
                                    ________    ________    _______     ____
_______   ________
Receivables:

 Employer contributions                6,394       1,538        149        -
681      8,762
 Employee contributions                1,605       1,378        358        -
305      3,646
 Employee loan repayments                275         233         66        -
87        661
 Accrued interest                          1           -          -        -
-          1
                                    ________    ________    _______     ____
_______   ________
Total receivables                      8,275       3,149        573        -
1,073     13,070
                                    ________    ________    _______     ____
_______   ________
Total assets                         514,883     280,595    108,103      551
33,140    937,272
                                    ________    ________    _______     ____
_______   ________
Liabilities
___________

 Interest payable                      1,856           -          -        -
-      1,856
 Note payable - ESOP                  63,250           -          -        -
-     63,250
 Administrative Fees Payable               4           4          1        -
-          9
                                    ________    ________    _______     ____
_______   ________
Total liabilities                     65,110           4          1        -
-     65,115
                                    ________    ________    _______     ____
_______   ________
Net Assets                          $449,773    $280,591   $108,102     $551
$33,140   $872,157
                                    ________    ________    _______     ____
_______   ________
                                    ________    ________    _______     ____
_______   ________


The accompanying notes and schedules are an integral part of these statements.

                             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                    RETIREMENT AND SAVINGS PLANS
                             COMBINING STATEMENTS OF NET ASSETS BY PLAN
                                          DECEMBER 31, 1997
                                          (stated in OOO's)

                                    Salaried   Bargaining    Onan     Lubricon
CDC      Total
                                    ________   __________   _______   ________
_______   ________
Assets
______

Cash and investments:

 The Northern Trust Company
  Short-Term Investment Fund        $  1,130    $      -    $     -     $  -
$     -   $  1,130
 Cummins Engine Company, Inc.
  Fixed Income Fund                   88,160     111,266     20,194       75
5,884    225,579
 Vanguard Wellington Fund             96,263      62,915     29,895      103
5,750    194,926
 Vanguard U.S. Growth Fund            57,069      20,390     16,735      116
4,359     98,669
 Vanguard Index Trust Fund            79,880      36,215     22,475      133
5,569    144,272
 Vanguard Explorer Fund               13,112       3,093      2,547       84
501     19,337
 Vanguard International Fund           7,542       1,256      1,295       32
344     10,469
 Cummins Engine Company, Inc.
  Common Stock                       148,332       9,890      3,217       21
1,783    163,243

 Participant Loans                     6,346       4,142      1,475       28
1,102     13,093
                                    ________    ________    _______     ____
_______   ________
Total cash and investments           497,834     249,167     97,833      592
25,292    870,718
                                    ________    ________    _______     ____
_______   ________
Receivables:

 Employer contributions                3,786       1,354        141       15
686      5,982
 Employee contributions                1,382       1,437        342        5
300      3,466
 Employee loan repayments                286         230         79        1
77        673
 Accrued interest                          4           -          -        -
-          4
                                    ________    ________    _______     ____
_______   ________
Total receivables                      5,458       3,021        562       21
1,063     10,125
                                    ________    ________    _______     ____
_______   ________
Total assets                         503,292     252,188     98,395      613
26,355    880,843
                                    ________    ________    _______     ____
_______   ________
Liabilities
___________

 Interest payable                      2,819           -          -        -
-      2,819
 Note payable - ESOP                  64,950           -          -        -
-     64,950
                                    ________    ________    _______     ____
_______   ________
Total liabilities                     67,769           -          -        -
-     67,769
                                    ________    ________    _______     ____
_______   ________
Net Assets                          $435,523    $252,188    $98,395     $613
$26,355   $813,074
                                    ________    ________    _______     ____
_______   ________
                                    ________    ________    _______     ____
_______   ________


The accompanying notes and schedules are an integral part of these statements.


                             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                    RETIREMENT AND SAVINGS PLANS
                         COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY PLAN
                                          DECEMBER 31, 1998
                                          (stated in OOO's)

                                         Salaried   Bargaining    Onan
Lubricon     CDC      Total
                                         ________   __________   _______
________   _______   ________

Net Assets - beginning of year           $435,523    $252,188    $98,395
$613     $26,355   $813,074
                                         ________    ________    _______
____     _______   ________

Investment income:
 Fund investment income                    58,052      28,316     15,696
91       4,197    106,352
 Interest income                              157           -          -
-           -        157
 Dividend income                            2,093           -          -
-           -      2,093
 Net realized & unrealized depreciation
  in the value of investments             (52,861)          -          -
-           -    (52,861)
                                         _________   ________    _______
____     _______   _________

Total investment income                     7,441      28,316     15,696
91       4,197     55,741

Less: investment advisory expense               5           -          -
-           -          5
      interest expense                      4,523           -          -
-           -      4,523
                                         ________    ________    _______
____     _______   ________

Net investment income                       2,913      28,316     15,696
91       4,197     51,213
                                         ________    ________    _______
____     _______   ________

Contributions:
 Employer                                  15,355       1,421        231
6       1,318     18,331
 Employee                                  23,995      13,912      5,466
(1)      2,843     46,215
 Rollover                                   3,338         279        185
-         228      4,030
                                         ________    ________    _______
____     _______   ________
Total contributions                        42,688      15,612      5,882
5       4,389     68,576
                                         ________    ________    _______
____     _______   ________

Participant withdrawals                   (31,724)    (15,228)   (11,806)
(119)     (1,829)   (60,706)

Inter-plan transfers                          373        (298)       (64)
(39)         28          -
                                         ________    _________   _______
____     _______   ________

Net assets - end of year                 $449,773    $280,591   $108,102
$551     $33,140   $872,157
                                         ________    ________    _______
____     _______   ________
                                         ________    ________    _______
____     _______   ________


The accompanying notes and schedules are an integral part of these statements.


                            CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                    RETIREMENT AND SAVINGS PLANS
                         COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY PLAN
                                          DECEMBER 31, 1997
                                          (stated in OOO's)

                                         Salaried   Bargaining    Onan
Lubricon     CDC      Total
                                         ________   __________   _______
________   _______   ________

Net Assets - beginning of year           $336,971    $218,730    $81,274
$478     $20,178   $657,631
                                         ________    ________    _______
____     _______   ________

Investment income:
 Fund investment income                    57,480      33,293     16,480
95       3,837    111,185
 Interest income                               23           -          -
-           -         23
 Dividend income                            1,488           -          -
-           -      1,488
 Net realized & unrealized depreciation
  in the value of investments              29,137           -          -
-           -     29,137
                                         _________   ________    _______
_____    _______   _________

Total investment income                    88,128      33,293     16,480
95       3,837    141,833

Less: investment advisory expense              17           -          -
-           -         17
      interest expense                      5,638           -          -
-           -      5,638
                                         ________    ________    _______
_____    _______   ________

Net investment income                      82,473      33,293     16,480
95       3,837    136,178
                                         ________    ________    _______
_____    _______   _________


Contributions:
 Employer                                  12,649       1,363        152
14       1,247     15,425
 Employee                                  22,737      13,927      5,631
68       2,596     44,959
 Rollover                                   1,475         129        178
-          30      1,812
                                         ________    ________    _______
____     _______   ________
Total contributions                        36,861      15,419      5,961
82       3,873     62,196
                                         ________    ________    _______
____     _______   ________

Participant withdrawals                   (21,231)    (15,182)    (6,215)
(40)     (1,789)   (44,457)

Inter-plan transfers                          449         (72)       895
(2)        256      1,526
                                         ________    _________   ________
_____    ________  ________

Net assets - end of year                 $435,523    $252,188    $98,395
$613     $26,355   $813,074
                                         ________    ________    _______
____     _______   ________
                                         ________    ________    _______
____     _______   ________


The accompanying notes and schedules are an integral part of these statements.


                             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                    RETIREMENT AND SAVINGS PLANS
                         COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY PLAN
                                          DECEMBER 31, 1996
                                          (stated in OOO's)

                                         Salaried   Bargaining    Onan
Lubricon     CDC      Total
                                         ________   __________   _______
________   _______   ________

Net Assets - beginning of year           $274,796    $195,517    $69,026
$469     $17,064   $556,872
                                         ________    ________    _______
____     _______   ________
Investment income:
 Fund investment income                    39,001      23,367     11,144
68       2,550     76,130
 Interest income                               26           -          -
-           -         26
 Dividend income                            2,252           -          -
-           -      2,252
 Net realized & unrealized depreciation
  in the value of investments              20,256           -          -
-           -     20,256
                                         _________   ________    _______
____     _______   _________

Total investment income                    61,535      23,367     11,144
68       2,550     98,664

Less: investment advisory expense              44           -          -
-           -         44
      interest expense                      5,777           -          -
-           -      5,777
                                         ________    ________    _______
____     _______   ________

Net investment income                      55,714      23,367     11,144
68       2,550     92,843
                                         ________    ________    _______
____     _______   ________
Contributions:
 Employer                                   5,342       1,346        266
21         564      7,539
 Employee                                  19,798      13,885      5,768
46       2,161     41,658
 Rollover                                     779          34        193
-          44      1,050
                                         ________    ________    _______
____     _______   ________
Total contributions                        25,919      15,265      6,227
67       2,769     50,247
                                         ________    ________    _______
____     _______   ________

Participant withdrawals                   (19,649)    (15,218)    (5,191)
(126)     (2,147)   (42,331)

Inter-plan transfers                          191        (201)       (68)
-         (58)         -
                                         ________    _________   ________
_____    ________  ________

Net assets - end of year                 $336,971    $218,730    $81,274
$478     $20,178   $657,631
                                         ________    ________    _______
____     _______   ________
                                         ________    ________    _______
____     _______   ________


The accompanying notes and schedules are an integral part of these statements.

                                           CUMMINS ENGINE COMPANY, INC. AND
AFFILIATES
                                                  RETIREMENT AND SAVINGS PLANS
                                           COMBINING STATEMENTS OF NET ASSETS BY
FUND
                                                        DECEMBER 31, 1998
                                                        (stated in OOO's)

                                Fixed                 U.S.     Index   Explorer
Interna- Cummins           Flexi   Loan
                                Income   Wellington  Growth    Fund      Fund
tional    Stock    ESOP    Trust   Fund     Total
                               ________  __________  _______  _______  _______
_______  _______  _______  _____  _______  ________
Assets
______

Cash and investments:

 The Vanguard
  Short-Term Investment Fund   $      -   $      -   $     -  $     -  $     -  $
-  $     -  $   993  $ 297  $     -  $  1,290
 Cummins Engine Company,Inc.
  Fixed Income Fund             238,840          -         -        -        -
-        -        -      -        -   238,840
 Vanguard Wellington Fund             -    198,241         -        -        -
-        -        -      -        -   198,241
 Vanguard U.S. Growth Fund            -          -   136,954        -        -
-        -        -      -        -   136,954
 Vanguard Index Trust Fund            -          -         -  173,058        -
-        -        -      -        -   173,058
 Vanguard Explorer Fund               -          -         -        -   15,527
-        -        -      -        -    15,527
 Vanguard International Fund          -          -         -        -        -
10,642        -        -      -        -    10,642
 Cummins Engine Company, Inc.
  Common Stock                        -          -         -        -        -
-   56,638   74,745  7,046        -   138,428

 Participant Loans                    -          -         -        -        -
-        -        -      -   11,222    11,222
                               ________   ________   _______  _______  _______
_______  _______  _______  _____  _______  ________

Total cash and investments      238,840    198,241   136,954  173,058   15,527
10,642   56,638   75,738  7,343   11,222   924,202
                               ________   ________   _______  _______  _______
_______  _______  _______  _____  _______  ________
Receivables:

 Employer contributions           1,171        419       316      352       42
31      125    6,288     18        -     8,762
 Employee contributions             980        811       663      797      106
68      221        -      -        -     3,646
 Employee loan repayments           204        150       109      132       12
8       46        -      -        -       661
 Accrued interest                     -          -         -        -        -
-        -        1      -        -         1
                               ________   ________   _______  _______  _______
_______  _______  _______  _____  _______  ________
Total receivables                 2,355      1,380     1,088    1,281      160
107      392    6,289     18        -    13,070
                               ________   ________   _______  _______  _______
_______  _______  _______  _____  _______  ________
Total assets                    241,195    199,621   138,042  174,339   15,687
10,749   57,030   82,027  7,361   11,222   937,272
                               ________   ________   _______  _______  _______
_______  _______  _______  _____  _______  ________
Liabilities
___________

 Interest payable                     -          -         -        -        -
-        -    1,856      -        -     1,856
 Note payable - ESOP                  -          -         -        -        -
-        -   63,250      -        -    63,250
 Administrative Fees Payable          9          -         -        -        -
-        -        -      -        -         9
                               ________   ________   _______  _______  _______
_______  _______  _______  _____  _______  ________

Total liabilities                     9          -         -        -        -
-        -   65,106      -        -    65,115
                               ________   ________   _______  _______  _______
_______  _______  _______  _____  _______  ________

Net Assets                     $241,186   $199,621  $138,042 $174,339  $15,687
$10,749  $57,030  $16,921 $7,360  $11,222  $872,157
                               ________   ________   _______  _______  _______
_______  _______  _______  _____  _______  ________
                               ________   ________   _______  _______  _______
_______  _______  _______  _____  _______  ________

The accompanying notes and schedules are an integral part of these statements.

                                           CUMMINS ENGINE COMPANY, INC. AND
AFFILIATES
                                                  RETIREMENT AND SAVINGS PLANS
                                           COMBINING STATEMENTS OF NET ASSETS BY
FUND
                                                        DECEMBER 31, 1997
                                                        (stated in OOO's)

                                Fixed                 U.S.     Index   Explorer
Interna- Cummins           Flexi   Loan
                                Income   Wellington  Growth    Fund      Fund
tional    Stock    ESOP    Trust   Fund     Total
                               ________  __________  _______  _______  _______
_______  _______  _______  _____  _______  ________
Assets
______

Cash and investments:

 The Vanguard
  Short-Term Investment Fund   $      -   $      -   $     -  $     -  $     -  $
-  $     -  $   865  $ 265  $     -  $  1,130
 Cummins Engine Company,Inc.
  Fixed Income Fund             225,579          -         -        -        -
-        -        -      -        -   225,579
 Vanguard Wellington Fund             -    194,925         -        -        -
-        -        -      -        -   194,925
 Vanguard U.S. Growth Fund            -          -    98,669        -        -
-        -        -      -        -    98,669
 Vanguard Index Trust Fund            -          -         -  144,273        -
-        -        -      -        -   144,273
 Vanguard Explorer Fund               -          -         -        -   19,339
-        -        -      -        -    19,339
 Vanguard International Fund          -          -         -        -        -
10,468        -        -      -        -    10,468
 Cummins Engine Company, Inc.
  Common Stock                        -          -         -        -        -
-   29,398  127,787   6059        -   163,244

 Participant Loans                    -          -         -        -        -
-        -        -      -   13,092    13,092
                               ________   ________   _______  _______  _______
_______  _______  _______  _____  _______  ________

Total cash and investments      225,579    194,925    98,669  144,273   19,339
10,468   29,398  128,652   6324   13,092   870,719
                               ________   ________   _______  _______  _______
_______  _______  _______  _____  _______  ________
Receivables:

 Employer contributions           1,009        433       256      324       50
32       95    3,781      -        -     5,980
 Employee contributions           1,026        835       545      715      122
74      151        -      -        -     3,468
 Employee loan repayments           210        160       104      131       17
10       40        -      -        -       672
 Accrued interest                     -          -         -        -        -
-        -        4      -        -         4
                               ________   ________   _______  _______  _______
_______  _______  _______  _____  _______  ________
Total receivables                 2,245      1,428       905    1,170      189
116      286    3,785      -        -    10,124
                               ________   ________   _______  _______  _______
_______  _______  _______  _____  _______  ________
Total assets                    227,824    196,353    99,574  145,443   19,528
10,584   29,684  132,437   6324   13,092   880,843
                               ________   ________   _______  _______  _______
_______  _______  _______  _____  _______  ________
Liabilities
___________

 Interest payable                     -          -         -        -        -
-        -    2,819      -        -     2,819
 Note payable - ESOP                  -          -         -        -        -
-        -   64,950      -        -    64,950
                               ________   ________   _______  _______  _______
_______  _______  _______  _____  _______  ________

Total liabilities                     -          -         -        -        -
-        -   67,769      -        -    67,769
                               ________   ________   _______  _______  _______
_______  _______  _______  _____  _______  ________

Net Assets                     $227,824   $196,353   $99,574 $145,443  $19,528
$10,584  $29,684  $64,668  $6324  $13,092  $813,074
                               ________   ________   _______  _______  _______
_______  _______  _______  _____  _______  ________
                               ________   ________   _______  _______  _______
_______  _______  _______  _____  _______  ________

The accompanying notes and schedules are an integral part of these statements.

                                           CUMMINS ENGINE COMPANY, INC. AND
AFFILIATES
                                                  RETIREMENT AND SAVINGS PLANS
                                      COMBINING STATEMENTS OF CHANGES IN NET ASSETS
BY FUND
                                                       DECEMBER 31, 1998
                                                       (stated in OOO's)

                                  Fixed               U.S.
Interna- Cummins           Flexi   Loan
                                  Income  Wellington Growth    Index   Explorer
tional    Stock    ESOP    Trust   Fund     Total
                                 ________ __________ _______  _______  _______
_______  _______  _______  _____  _______  ________

Net Assets - beginning of year   $227,824  $196,352  $99,574 $145,443  $19,529
$10,584  $29,684  $64,668  $6324  $13,092  $813,074
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________
Investment income:
  Fund investment income (loss)    15,129    22,064   38,739   39,382      281
1,699  (10,945)       -      -        -   106,350
  Interest income                       -         -        -        -        -
-        -       20    136        -       156
  Dividend income                       -         -        -        -        -
-        -    2,093      -        -     2,093
  Net realized and unrealized
   depreciation in the value
   of investments                       -         -        -        -        -
-        -  (50,286) (2574)       -   (52,860)
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  _________

Total investment income (loss)     15,129    22,064   38,739   39,382      281
1,699  (10,945) (48,173) (2438)       -    55,739

Less: investment advisory expense       -         -        -        -        -
-        -        5      -        -         5
      interest expense                  -         -        -        -        -
-        -    4,523      -        -     4,523
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________

Net investment income (loss)       15,129    22,064   38,739   39,382      281
1,699  (10,945) (52,701) (2438)       -    51,211
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________
Contributions:
  Employer                          1,217       561      451      499       66
46      175   11,559   3758        -    18,332
  Employee                         11,296    10,913    8,369   10,573    1,731
1,110    2,224        -      -        -    46,216
  Rollover                          1,565       538      628      678      123
73      424        -      -        -     4,029
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________

Total contributions                14,078    12,012    9,448   11,750    1,920
1,229    2,823   11,559   3758        -    68,577
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________

Participant loan repayments         2,608     2,047    1,482    1,852      219
150      503        -      -   (8,860)        1
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________


Inter-fund transfers                6,625   (18,846)  (2,838) (13,235)  (5,531)
(2,185)  36,642     (571)   (62)       -         -
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________
Payments:
Participant withdrawals           (23,183)  (12,208)  (7,142)  (9,329)    (601)
(644)  (1,344)  (6,033)  (222)       -   (60,706)
Participant loan withdrawals      ( 1,896)   (1,800)  (1,221)  (1,524)    (129)    (
86)  (  334)       -      -    6,990         -
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________

Total payments                    (25,079)  (14,008)  (8,363) (10,853)    (730)
(730)  (1,678)  (6,033)  (222)   6,990   (60,706)
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________

Net Assets - end of year         $241,185  $199,621 $138,042 $174,339  $15,687
$10,749  $57,030  $16,921  $7360  $11,222  $872,157
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________


The accompanying notes and schedules are an integral part of these statements.

                                           CUMMINS ENGINE COMPANY, INC. AND
AFFILIATES
                                                  RETIREMENT AND SAVINGS PLANS
                                      COMBINING STATEMENTS OF CHANGES IN NET ASSETS
BY FUND
                                                       DECEMBER 31, 1997
                                                       (stated in OOO's)

                                  Fixed               U.S.
Interna- Cummins           Flexi   Loan
                                  Income  Wellington Growth    Index   Explorer
tional    Stock    ESOP    Trust   Fund     Total
                                 ________ __________ _______  _______  _______
_______  _______  _______  _____  _______  ________

Net Assets - beginning of year   $229,394  $157,160  $80,242  $97,658  $14,293
$10,074  $18,339  $37,759      -  $12,712  $657,631
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________
Investment income:
  Fund investment income (loss)    14,236    36,584   20,540   34,077    1,983
(593)   4,359        -      -        -   111,186
  Interest income                       -         -        -        -        -
-        -       23      -        -        23
  Dividend income                       -         -        -        -        -
-        -    1,431     56        -     1,487
  Net realized and unrealized
   depreciation in the value
   of investments                       -         -        -        -        -
-        -   29,484   (346)       -    29,138
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  _________

Total investment income (loss)     14,236    36,584   20,540   34,077    1,983
(593)   4,359   30,938   (290)       -   141,834

Less: investment advisory expense       -         -        -        -        -
-        -       17      -        -        17
      interest expense                  -         -        -        -        -
-        -    5,637      -        -     5,637
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________

Net investment income (loss)       14,236    36,584   20,540   34,077    1,983
(593)   4,359   25,284   (290)       -   136,180
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________
Contributions:
  Employer                          1,228       540      358      430       66
45      133    5,894   6730        -    15,424
  Employee                         12,136    10,908    7,792    9,537    1,766
1,232    1,587        -      -        -    44,958
  Rollover                            348       250      329      508      130
46      202        -      -        -     1,813
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________

Total contributions                13,712    11,698    8,479   10,475    1,962
1,323    1,922    5,894   6730        -    62,195
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________

Participant loan repayments         2,747     2,124    1,446    1,662      237
158      408        -      -   (8,782)        -
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________


Inter-fund transfers              (11,277)       60   (4,527)   8,773    2,079
238    6,180   (1,482)   (44)       -         -
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________
Payments:
Participant withdrawals           (18,124)   (8,913)  (5,124)  (5,547)    (803)
(489)  (1,073)  (2,787)   (72)       -   (42,932)
Participant loan withdrawals      ( 2,864)   (2,360)  (1,482)  (1,655)    (223)
(127)  (  451)       -      -    9,162         -
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________

Total payments                    (20,988)  (11,273)  (6,606)  (7,202)  (1,026)
(616)  (1,524)  (2,787)   (72)   9,162   (42,932)
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________

Net Assets - end of year         $227,824  $196,353  $99,574 $145,443  $19,528
$10,584  $29,684  $64,668  $6324  $13,092  $813,074
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________


The accompanying notes and schedules are an integral part of these statements.



                                           CUMMINS ENGINE COMPANY, INC. AND
AFFILIATES
                                                  RETIREMENT AND SAVINGS PLANS
                                      COMBINING STATEMENTS OF CHANGES IN NET ASSETS
BY FUND
                                                       DECEMBER 31, 1996
                                                       (stated in OOO's)

                                  Fixed                 U.S.
Interna- Cummins            Loan
                                  Income   Wellington  Growth    Index   Explorer
tional    Stock    ESOP     Fund     Total
                                 ________  __________  _______  _______  ________
_______  _______  _______  _______  ________

Net Assets - beginning of year   $227,822   $135,360   $54,293  $71,047   $9,352   $
8,102  $21,651  $17,667  $11,578  $556,872
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________
Investment income:
  Fund investment income (loss)    14,358     21,730    15,259   17,403    1,357
904    5,120        -        -    76,131
  Interest income                       -          -         -        -        -
-        -       26        -        26
  Dividend income                       -          -         -        -        -
-        -    2,252        -     2,252
  Net realized and unrealized
   depreciation in the value
   of investments                       -          -         -        -        -
-        -   20,257        -    20,257
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  _________

Total investment income (loss)     14,358     21,730    15,259   17,403    1,357
904    5,120   22,535        -    98,666

Less: investment advisory expense       -          -         -        -        -
-        -       44        -        44
      interest expense                  -          -         -        -        -
-        -    5,777        -     5,777
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Net investment income (loss)       14,358     21,730    15,259   17,403    1,357
904    5,120   16,714        -    92,845
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________
Contributions:
  Employer                          1,080        501       303      351       59
41       79    5,125        -     7,539
  Employee                         13,169     10,273     6,426    7,533    1,657
1,194    1,405        -        -    41,657
  Rollover                            207        182       192      265       91
53       60        -        -     1,050
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Total contributions                14,456     10,956     6,921    8,149    1,807
1,288    1,544    5,125        -    50,246
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Participant loan repayments         2,751      1,971     1,229    1,405      244
180      364        -   (8,144)        -
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Inter-fund transfers               (7,367)      (470)    8,234    5,399    2,371
389   (8,556)       -        -         -
                                 _________  _________  _______  _______   ______
_______  _______  _______  _______  ________
Payments:
Participant withdrawals           (19,211)   (10,208)   (4,406)  (4,179)    (673)
(644)  (1,264)  (1,747)       -   (42,332)
Participant loan withdrawals      ( 3,415)   ( 2,179)   (1,288)  (1,566)    (165)
(145)  (  520)       -    9,278         -
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Total payments                    (22,626)   (12,387)   (5,694)  (5,745)    (838)
(789)  (1,784)  (1,747)   9,278   (42,332)
                                 ________   ________   _______  _______  _______
_______  _______  _______  _______  ________

Net assets - end of year         $229,394   $157,160   $80,242  $97,658  $14,293
$10,074  $18,339  $37,759  $12,712  $657,631
                                 ________   ________   _______  _______  _______
_______  _______  _______  _______  ________
                                 ________   ________   _______  _______  _______
_______  _______  _______  _______  ________


The accompanying notes and schedules are an integral part of these statements.


                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997


1.  SUMMARY OF THE PLAN
    ___________________

      The Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plans (the Plan or the Plans) are defined contribution plans that cover five employee groups, as described in Note 2. Participants have the opportunity to make pre-tax and after-tax contributions to the plan and can choose from seven different investment options. Investment options and details of the plans are described in Note 2 and Note 3.

2.  SUMMARY OF ACCOUNTING POLICIES
    ______________________________

Basis of Combination
____________________

    The Combining Statements of Net Assets and Changes in Net Assets reflect the financial activity of the Retirement and Savings Plans of Cummins Engine Company, Inc. (the Company) and certain subsidiary companies (the Companies). These Plans include:

 . Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees (Salaried Plan)

 . Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for Bargaining Unit Employees (Bargaining Plan)

 .  Cummins Engine Company, Inc. Retirement and Savings Plan for Onan
   Corporation Employees (Onan Plan)

 .  Cummins Engine Company, Inc. Retirement and Savings Plan for Lubricant
   Consultants, Inc. Employees (Lubricon Plan)

 .  Cummins Engine Company, Inc. Retirement and Savings Plan for
   Consolidated Diesel Company Employees (CDC Plan)

Trust Arrangements
__________________

   A single trust arrangement is maintained with The Vanguard Group (the Trustee) for the administration of all the investments in the Plans; however, the Employee Stock Ownership Plan (ESOP) was maintained with The Northern Trust Company through January 31, 1997. Effective February 1997, Vanguard assumed responsibility for the ESOP portion of the Plans (as described in Note 3).

Accounting Method
_________________

     Accounting records are maintained by the Trustee on a modified cash basis. All material adjustments have been made to present the financial statements under the accrual basis of accounting as required by generally accepted accounting principles.

     All investments included in the Combining Statements of Net Assets and
Schedule I and the investment related income included in the Combining Statements of Changes in Net Assets reflect amounts obtained from and certified by the respective trustees as being complete and accurate.

Investments
___________

     Investments held by the Trust are stated at market value except for the investment contracts, within the Fixed Income Fund, which are stated at contract value. Changes in market value of the investment contracts are reflected in Fund investment income(loss)on the Combining Statements of Changes in Net Assets. Quoted market prices are used to value investments.

     The Fixed Income Fund consists primarily of insurance contracts and bank investment contracts with various insurance companies. The insurance companies maintain investment accounts for each contract. The accounts are credited with earnings on the underlying investments at interest rates ranging from 5.48% to 7.88% for both 1997 and 1998 and charged for withdrawals and administrative expenses by the insurance companies. The contracts are included in the financial statements at contract value as reported to the Plan by the investment administrator. Contract values represent contributions made under the contracts, plus earnings, less Plan withdrawals and administrative expenses. The crediting interest rate is based on an agreed upon formula with the issuer.

     Assets of the Trust are segregated into seven investment funds: the Cummins Engine Company, Inc. Fixed Income Fund, the Wellington Fund, the Vanguard U.S. Growth Fund, the Vanguard Institutional Index Fund, the Vanguard Explorer Fund, the Vanguard International Fund, and the Cummins Common Stock Fund. Maintenance of separate funds provides investment alternatives to participants in the Plans; the allocation of investments between the funds is at the direction of participants.

     Like all the other investment alternatives, the Cummins Common Stock Fund is valued in units. The net asset value per unit fluctuates on a daily basis with the change in the price of Cummins Stock. At December 31, 1998 there were a total of 8,079,000 units and a net asset value of $56,637,858.

     The assets of the Fixed Income Fund consist primarily of insurance and bank investment contracts. The Wellington Fund consists primarily of equity, fixed income, and cash equivalent marketable securities. The Vanguard U.S. Growth Fund consists primarily of long-term domestic and foreign capital growth stock. The Vanguard Institutional Index Fund consists primarily of equity and cash equivalent marketable securities whose investment results should correspond to the performance of the Standard & Poor's 500 Composite Stock Price (S & P 500) Index. The Explorer Fund consists of common stocks of small companies with favorable prospects for above-average growth in market value. The International Fund consists of a broadly diversified portfolio of non-U.S. equity securities selected on the basis of relative value. The Cummins Common Stock Fund consists of investments in Company common stock. The ESOP Fund consists of Cummins company stock available for matching contributions for certain plans. The Flexi Trust Fund also consists of matching contributions in the form of common stock for certain plans.

     Net investment income (loss) of each fund is allocated to each Plan based on the relationship of each Plan's investment in the fund to the total investment in the fund. Net investment income (loss) is likewise allocated to participants based on the relationship of participant account balances in each fund to the total balance in each fund.

Participant Loans
_________________

     The Plans permit participants to borrow portions of their accounts subject to Department of Labor regulations. Participants may take out loans limited to the lessor of $50,000 or 50 percent of the present value of their accounts (excluding ESOP and Flexi Trust accounts) over a period not to exceed 54 months. The annual interest rate is the Prime Rate, as quoted in the Wall Street Journal, plus 1 percent. The amount used to secure a loan is 50 percent of the participant's account balance.

     Participant loan activity is reported in the Combining
Statements of Net Assets and Changes in Net Assets by Fund in the
Loan Fund.

Administrative Expenses and Investment Advisory Fees
____________________________________________________

     Administrative expenses such as record keeping fees are paid by the Companies. Investment advisory fees for portfolio management of Vanguard Funds are paid directly from fund earnings. Investment advisory fees for the Fixed Income Fund and ESOP Fund are paid directly from the fund, which are included in fund investment income on the Combining Statement of Changes in Net Assets. The trust agreement entitles the Trustee to receive reasonable compensation for services rendered and expenses incurred in the administration and execution of the Plans.

3.  DESCRIPTION OF THE PLANS
    ________________________

Participation
_____________

    Substantially all full-time, domestic employees of the Company and designated subsidiaries are eligible to participate in one of the Plans no later than the first day of the month following the 60th day after date of employment. Nonresident aliens employed by the Company or a foreign subsidiary are eligible to participate if the Company owns at least 80 percent of the foreign subsidiary's common stock.

    The Plans encourage voluntary savings through regular payroll deductions. Subject to limitations contained in the Internal Revenue Code and Regulations, participants may contribute up to 15 percent of gross pay (10 percent with respect to certain highly compensated participants) as pre-tax contributions, and 10 percent of gross pay as after-tax contributions (not to exceed 20% in total). In addition, participants are permitted to make voluntary additional after-tax contributions once each year.

    Either at the end of each Plan year or on a monthly basis (monthly matching new in January, 1997), the Companies make matching contributions for each participant's pre-tax and after-tax contributions that remain in the Plans at the end of the Plan year or month. The formulas for these matches, as set forth in the Plans, vary for each Company (see Schedule
III). Certain groups of participants receive cash matches and other groups participate in the ESOP and Flexi Trust (as described below) and receive matching contributions in the form of Company common stock. All matching cash contributions, ESOP shares, Flexi Trust shares, and earnings thereon are immediately vested and nonforfeitable.

     In July 1989, the Company established the ESOP Trust and sold 2,362,206 shares of its common stock at $31.75 per share (amounts reflect two-for-one common stock split) to the ESOP Trust in exchange for a $75 million promissory note (the Note) secured by the shares. In December 1990, the ESOP Trust prepaid its then-current indebtedness to the Company with proceeds from the issuance of $72,750,000 of 8.76 percent ESOP Notes due 1998 and guaranteed by the Company (see Note 6). The arrangement requires the Companies to contribute an aggregate annual amount to the ESOP Trust equal to the annual principal and interest payable under the terms of the Note after application of dividends paid on shares held in the ESOP Trust. As the ESOP Trust's indebtedness is repaid from these sources of funds, shares are allocated to the accounts of participants in the ESOP in relative proportion to each participant's contributions to the Plans as well as dividends received on shares previously allocated to the participant's account in the ESOP Trust. Effective July, 1998 the ESOP Notes were refinanced at 6.96 percent due 2010 and guaranteed by the Company (see Note 6). As of December 31, 1998, 1,164,180 shares were allocated and 1,198,026 remain unallocated in the ESOP Trust.

     In January 1997, the Company established the Flexi Trust and sold 3,750,000 shares of its common stock at $48.25 per share to the Flexi Trust in exchange for a $180,937,500 promissory note at 7.65 percent due 2012 secured by the shares. In the event contributions to, and earnings of, the Trust are insufficient to satisfy any installment of principal and interest on the due date thereof, the Company (acting through the Trust Committee) may, in its discretion, forgive such installment to the extent of the insufficiency.

     Participant and Company cash matching contributions are deposited in the Trust and then invested in the seven investment funds in accordance with participant elections. Account balances and contributions can be invested in one or more of the seven investment funds in multiples of 1 percent. Fund reallocations can be changed daily with a limit of two times per month. Until February 3, 1997, common stock account balances in the ESOP and Flexi Trust accounts could not be redirected. As of February 3, 1997, participants 55 years of age or older are able to diversify their stock account balances in the ESOP and Flexi Trust accounts into the other RSP investment options. Investment experience is allocated to participant accounts on a daily basis.

Federal Income Tax Effect to Participants
_________________________________________

     The Plan was established as a qualified plan under Section 401(a) of the Code. This means that a participant is not subject to Federal income taxes on amounts contributed to the participant's account or earnings thereon, until such amounts are distributed to the participant or to a beneficiary in the event of the participant's death. Contributions to the participant's account are subject to Federal employment (FICA) taxes.

     If a participant receives a distribution from his/her account prior to obtaining age 59-1/2, such distribution is taxed as ordinary income and may be subject to an additional 10% penalty tax unless one of the statutory exceptions to such penalty tax applies.

Participant Withdrawals
_______________________

     Participants are permitted to withdraw their after-tax contributions, the Company cash matching contributions (after remaining in the account for two full plan years) and accumulated earnings thereon. Participants are also permitted to take out loans (see Note 2). In the event of financial hardship, participants are permitted to withdraw pre-tax contributions and accumulated earnings thereon. Each hardship withdrawal request, including proof of financial hardship, is reviewed individually by the Plans' Administrator. In-service withdrawals from the ESOP account are prohibited.

Plan Payouts
____________

     Upon termination of employment, immediate distribution is made to those participants with account balances less than or equal to $5,000. Terminating participants with account balances greater than $5,000 must consent to any payment prior to the attainment of age 70 1/2. Participants who do not consent to immediate distribution may subsequently elect in writing to begin receiving benefits as soon as is practical, provided that in any event the distribution commences no later than April 1 of the Plan year following the Plan year in which age 70 1/2 occurs. Account balances remaining in the Plans will continue to share in the earnings of the investments prior to distribution. Distributions from the ESOP and Flexi Trust portions of the Plans are in whole shares of stock allocated to participant accounts, with cash for partial shares unless participants elect to receive the entire distribution in cash at current market value.

Plan Termination
________________

     While it has not expressed any intention to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Upon partial or total termination of the Plan, the participants' accounts shall become fully vested and nonforfeitable.

4.  PLAN AMENDMENTS
    _______________

    Effective January 1, 1996, the after-tax match for OCU employees hired after June 19, 1990 and OCU-CMEP employees (Bargaining Plan) was replaced by a pre-tax match of $1 for every $1 contributed up to 2% of gross pay and $.25 for every $1 contributed up to the next 4% of gross pay.

    Effective January 1, 1997, the pre- and after-tax matches for Salaried and Nonbargaining Hourly and Consolidated Diesel Company (CDC) was replaced by a pre-tax match of $.50 for every $1 contributed up to 6% of gross pay. However, hourly employees meeting certain criteria at Jamestown, Charleston and CDC had the option of adopting the above mentioned amendment or remaining with the old plan.

    As of February 3, 1997, participants 55 years of age or older are able to diversify their stock account balances in the ESOP and Flexi Trust accounts into the other RSP investment options.

5.  TAX STATUS
    __________

    The Internal Revenue Service issued determination letters stating that the Plans were qualified in accordance with applicable plan design requirements as of their dates. In the opinion of the Plan Administrator and Internal Tax Counsel, the Plans are currently designed and continue to operate in a manner that qualifies them under Internal Revenue Code (IRC)
Section 401(a) and, therefore, are exempt from income taxes under the provisions of IRC Section 501(a). Accordingly, no provision for Federal income taxes has been made.

6.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
    ___________________________________________________

The following is a reconciliation of net assets available for plan participants as indicated in the financial statements to the federal tax Form 5500.
                                                Year Ended December 31,
                                           --------------------------------
                                               1998          1997      1996
                                           ____________      ____      ____
Net assets available for plan
  participants as indicated
  in the financial statements              $872,157,000      $  -      $  -

Amounts allocated to withdrawing
  participants                               (3,103,283)        -         -
                                           _____________     ____      ____
Net Assets available for plan
  participants as indicated
  in the Form 5500                         $869,053,717      $  -         -
                                           ____________      ____      ____
                                           ____________      ____      ____



     The following is a reconciliation of benefits paid to participants as indicated in the financial statements to the Form 5500.

                                                Year Ended December 31,
                                           --------------------------------
                                               1998          1997      1996
                                           ____________      ____      ____
Participant benefit payments
  as indicated in the
  financial statements                     $ 60,706,000      $  -      $  -

Amounts allocated to withdrawing
  participants                                3,103,283         -         -
                                          _____________      ____      ____
Participant benefit payments
  as indicated in the Form 5500            $ 63,809,283      $  -         -
                                           ____________      ____      ____
                                           ____________      ____      ____


7.  LONG-TERM DEBT
    ______________

    The ESOP Trust has issued $72,750,000 of ESOP Notes due in 1998 with an annual interest rate of 8.76 percent payable semi-annually to the Note holders (see Note 3). Effective January 1, 1993, the interest rate on the notes was reduced to 8.68 percent due to a tax law change. Effective July, 1998 the ESOP Notes were refinanced at 6.96 percent due 2010 and guaranteed by the Company. The final principal payment, $3.15 million, is due on January 4, 2010.

8.  PARTIES-IN-INTEREST AND REPORTABLE TRANSACTIONS
    _______________________________________________

    Party-in-interest transactions during the plan year ended December 31, 1998 are included in Schedules I and II of these statements.

    Reportable transactions during the plan year ended December 31, 1998 are included in Schedule II of these statements.

                                                              SCHEDULE I


                CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                       RETIREMENT AND SAVINGS PLANS
                              EIN 35-0257090
        ITEM 27 A:  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1998
              (cost and market value amounts stated in 000's)


      ISSUER/DESCRIPTION                   COST            MARKET VALUE
_______________________________          ________          ____________

Salaried:

 Vanguard VMMR Prime Portfolio          $  1,290             $  1,290
 Cummins Engine Company, Inc.
  Fixed Income Fund****                   95,344               95,344
 Vanguard Wellington Fund***              82,784               99,607
 Vanguard U.S. Growth Fund***             50,373               79,025
 Vanguard Index Trust Fund***             61,482               97,714
 Vanguard Explorer Fund***                10,434               10,834
 Vanguard International Fund***            8,565                7,669
 Cummins Engine Company, Inc.
  Common Stock***                        100,980              109,977

 Participant Loans (7.0%-10.0%)            5,148                5,148
                                        ________             ________

                                        $416,481             $506,689
                                        ________             ________


Bargaining:

 Vanguard VMMR Prime Portfolio          $      -            $      -
 Cummins Engine Company, Inc.
  Fixed Income Fund****                  116,675              116,675
 Vanguard Wellington Fund***              52,035               62,609
 Vanguard U.S. Growth Fund***             18,798               29,491
 Vanguard Index Trust Fund***             26,088               41,462
 Vanguard Explorer Fund***                 1,918                1,992
 Vanguard International Fund***            1,217                1,090
 Cummins Engine Company, Inc.
  Common Stock***                         18,657               20,319

 Participant Loans (7.0%-10.0%)            3,808                3,808
                                        ________             ________

                                        $239,296             $277,545
                                        ________             ________
Onan:

 Vanguard VMMR Prime Portfolio          $      -             $      -
 Cummins Engine Company, Inc.
  Fixed Income Fund****                   19,721               19,721
 Vanguard Wellington Fund***              24,519               29,501
 Vanguard U.S. Growth Fund***             13,686               21,470
 Vanguard Index Trust Fund***             16,419               26,094
 Vanguard Explorer Fund***                 2,101                2,182
 Vanguard International Fund***            1,616                1,447
 Cummins Engine Company, Inc.
  Common Stock***                          5,504                5,994

 Participant Loans (7.0%-10.0%)            1,121                1,121
                                        ________             ________

                                        $ 84,703             $107,547
                                        ________             ________
Lubricon:

 Vanguard VMMR Prime Portfolio          $      -             $      -
 Cummins Engine Company, Inc.
  Fixed Income Fund****                       23                   23
 Vanguard Wellington Fund***                  73                   88
 Vanguard U.S. Growth Fund***                 92                  144
 Vanguard Index Trust Fund***                 94                  149
 Vanguard Explorer Fund***                    77                   80
 Vanguard International Fund***               35                   31
 Cummins Engine Company, Inc.
  Common Stock***                              8                    9

 Participant Loans (7.0%-10.0%)               27                   27
                                        ________             ________

                                        $    429             $    551
                                        ________             ________
CDC:

 Vanguard VMMR Prime Portfolio          $      -             $      -
 Cummins Engine Company, Inc.
  Fixed Income Fund****                    7,077                7,077
 Vanguard Wellington Fund***               5,349                6,436
 Vanguard U.S. Growth Fund***              4,349                6,823
 Vanguard Index Trust Fund***              4,807                7,640
 Vanguard Explorer Fund***                   424                  440
 Vanguard International Fund***              451                  404
 Cummins Engine Company, Inc.
  Common Stock***                          1,955                2,129

 Participant Loans (7.0%-10.0%)            1,118                1,118
                                        ________             ________

                                        $ 25,536             $ 32,073
                                        ________             ________
Total:

 Vanguard VMMR Prime Portfolio          $  1,290             $  1,290
 Cummins Engine Company, Inc.
  Fixed Income Fund****                  238,840              239,840
 Vanguard Wellington Fund***             164,760              198,241
 Vanguard U.S. Growth Fund***             87,298              136,954
 Vanguard Index Trust Fund***            108,890              173,059
 Vanguard Explorer Fund***                14,954               15,527
 Vanguard International Fund***           11,884               10,641
 Cummins Engine Company, Inc.
  Common Stock***                        127,104              138,428

 Participant Loans (7.0%-10.0%)           11,222               11,222
                                        ________             ________

                                        $766,444             $924,405
                                        ________             ________


*** Identifies known party-in-interest to the plan

****See detail of Cummins Engine Company, Inc. Fixed Income Fund following Schedule IA.

                                                               Schedule IA


                CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                        RETIREMENT AND SAVINGS PLANS
                              EIN 35-0257090
         ITEM 27A: SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1998
              (cost and market value amounts stated in 000's)



      SECURITY NAME                               COST         CONTRACT VALUE
     UNDERLYING ASSET                RATE      AT 12/31/98      AT 12/31/98
__________________________           _____    ______________    ____________

AIG 1035                             5.50%       $ 12,030         $ 12,030
AIG 129128                           7.15%          9,520            9,520
Caisse Des Depots 31701              6.78%         10,054           10,054
Canada Life P46010                   6.17%         10,432           10,432
Deutsche Bank VG-CUM-1               6.41%         18,975           18,975
Deutsche Bank VG-CUM-2               7.11%          8,981            8,981
John Hancock 8760                    6.48%          7,935            7,935
John Hancock 9729                    6.23%         10,502           10,502
Life of Virginia 3144                6.18%          5,181            5,181
Metropolitan 13753                   6.93%          4,788            4,788
New York Life GA-06971               7.10%          6,833            6,833
New York Life GA-06971-002           7.32%         13,662           13,662
New York Life GA-30196               7.88%          6,843            6,843
New York Life GA-30196-002           7.35%          6,352            6,352
Principal 4-15203-1                  7.75%          4,778            4,778
Principal 4-15203-2                  7.86%          3,199            3,199
Principal 4-15203-3                  7.30%          7,841            7,841
Prudential GA 5036-215               7.26%          9,713            9,713
Rabobank CUM-119601                  6.47%         11,325           11,325
Rabobank CUM-089501                  6.59%         12,295           12,295
Rabobank CUM-049601                  6.91%         11,880           11,880
Bank of Union Switzerland 2112       6.48%         14,937           14,937
WLB4001                              6.16%          5,360            5,360
VGI Money Market Prime               5.48%         25,424           25,424
                                                 ________         ________
Total Cummins Engine Company, Inc.
 Fixed Income Fund                               $238,840         $238,840
                                                 ________         ________
                                                 ________         ________


Schedule II

                               CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                       RETIREMENT AND SAVINGS PLANS
                                   SCHEDULE OF REPORTABLE TRANSACTIONS
                                   FOR THE YEAR ENDED DECEMBER 31, 1998
                                        (amounts stated in 000's)

                                                Par Value
                                  Number of    or Principal   Purchased     Sales
Current    Gain or
                                 Transactions     Amount        Cost
Proceeds      Value     (Loss)
                                 ____________  ____________   _________
________     _______    _______
      Party Involved
___________________________

Vanguard Wellington Fund***          138           N/A        $46,234      $
-      $46,234    $    -

Vanguard Wellington Fund***          180           N/A         32,918
42,793            -     9,875

Vanguard - U.S. Growth***            169           N/A         34,845
-       34,845         -

Vanguard - U.S. Growth***            150           N/A         17,874
26,758            -     8,884

VMMR - Prime Portfolio***            168           N/A         62,891
-       62,891         -

VMMR - Prime Portfolio***             69           N/A         62,105
62,105            -         -

Vanquard Index***                    148           N/A         33,215
-       33,215         -

Vanquard Index***                    170           N/A         27,700
40,078            -    12,378

Cummins Engine Company, Inc.
 Fixed Income Fund                   159           N/A         79,356
-       79,356         -

Cummins Engine Company, Inc.
 Fixed Income Fund                   157           N/A         65,903
65,903            -         -

Cummins Common Stock Fund***         182           N/A         52,512
-       52,512         -

Cummins Common Stock Fund***         132           N/A         14,222
13,704            -      (518)




***Identifies known party-in-interest to the plan


                                                               Schedule III

               CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
               SCHEDULE OF MATCHING CONTRIBUTION FORMULAS
                           AS OF DECEMBER 31, 1998


                         Loc                           Cash        ESOP Stock
Employing Company        Code    Location Name     Contributions  Contribution
_________________        ____    _____________     _____________  ____________

Cummins Engine Company   110     Columbus Exempt      No           Yes(11)
        "                120     Columbus DWU         Yes(3)(4)    No
        "                121     Walesboro DWU        Yes(12)      No
        "                122     DWU New Hires        Yes(12)      No
        "                130     Columbus OCU         Yes(3)(4)    No
        "                131     OCU New Hires        Yes(12)      No
        "                132     Walesboro OCU        Yes(12)      No
        "                135     Columbus Security    No           Yes(1)(2)
CADEC                    190     CADEC                No           Yes(11)
Cummins Engine Company   200(O)  CHS Mgmt. Services   No           Yes(1)(2)
        "                200(N)  CHS Mgmt. Services   No           Yes(11)
Cummins Engine Company   240(O)  CHS Cylinder Head    No           Yes(1)(2)
        "                240(N)  CHS Cylinder Heads   No           Yes(11)
        "                250(O)  CHS Recon            No           Yes(1)(2)
        "                250(N)  CHS Recon            No           Yes(11)
        "                260(O)  CHS Engr.Test Svcs.  No           Yes(1)(2)
        "                260(N)  CHS Engr.Test Svcs.  No           Yes(11)
        "                291(O)  Cummins Marine       No           Yes(1)(2)
        "                291(N)  Cummins Marine       No           Yes(11)
        "                300(O)  Jamestown            No           Yes(1)(2)
        "                300(N)  Jamestown            No           Yes(11)
        "                301     JEP New Hires        No           Yes(11)
Cummins Natural Gas      390     Cummins Natural Gas  No           Yes(11)
 Engines
Cummins Americas, Inc.   400     Miami PDC            No           Yes(11)
Atlas Crankshaft         500     Atlas Salaried       No           Yes(11)
        "                510     Atlas Union          Yes(13)      No
Onan Corporation         550     Onan-Multiple Loc.   Yes(8)       Yes(7)
        "                551     Onan Huntsville      Yes(8)       Yes(7)
        "                552     Onan OPE St. Peter   Yes(8)       Yes(7)
Fleetguard, Inc.         600     Fleetguard TN        No           Yes(11)
                                  Salaried
        "                610     Fleetguard Lake      No           Yes(11)
                                  Mills Salaried
        "                620     Fleetguard Lake      No           Yes(1)(2)
                                  Mills Hourly
Fleetguard, Inc.         630     Fleetguard TN Hrly   Yes(9)       No
Kuss                     650     Kuss Salaried        No           Yes(1)(2)
Kuss                     651     Kuss Union           No           Yes(1)(2)
Cummins Engine Company   700     DRC Salaried         No           Yes(11)
        "             *  720     DRC TN Union         Yes(10)      No
Cummins Diesel Intl.     810     CDIL                 No           Yes(11)
Consolidated Diesel Co.  900(O)  Consol. Diesel Co.   Yes(10)(6)   No
        "                900(N)  Consol. Diesel Co.   Yes(5)       No
Holset Engr. Company     950     Holset Memphis       No           Yes(11)
        "                951     Holset Charleston    No           Yes(11)
        "                952     Holset Air
                                  Compressors         No           Yes(11)

*Participants at location 720 are not eligible to make Basic Savings Contributions.


Matching Contribution Legend
____________________________

( 1) ESOP Stock Contribution based on 50% of 1st 2% of pay contributed as a Pre-Tax Contribution

( 2) ESOP Stock Contribution based on 50% of 1st $900 of pay contributed as a Basic Savings Contribution

( 3) Cash Contribution of 50% (up to a max of $325) of 1st 2% of pay contributed as a Pre-Tax Contribution

( 4) Cash Contribution of 50% of the 1st $900 of pay contributed as a Basic Savings Contribution

( 5) Cash Contribution of 50% on 1st 6% of pay contributed as a Pre-Tax Contribution

( 6) Cash Contribution based on 50% (up to a max of $900) on 1st $1,800 of pay contributed as a Basic Savings Contribution

( 7) ESOP Stock Contribution based on 100% of 1st $250, 75% of next $250, 50% of next $1,000, and 25% of next $1,000 (max stock match = $1,187.50)  NOTE:  Applies to Pre-Tax
      Contributions

( 8) Cash Contribution of 25% of the 1st $1,000 of pay contributed as a Basic Savings Contribution

( 9) Cash Contribution of 50% of the 1st 2% of pay contributed as a Pre-Tax Contribution with a minimum of $200 if at least 2% is contributed

(10) Cash Contribution of 50% of 1st 2% of pay contributed as a Pre-Tax Contribution

(11) ESOP Stock Contribution based on 50% of 1st 6% of pay contributed as a Pre-Tax Contribution

(12) Cash Contribution of $1 for $1 up to 2% of gross pay; $.25 on dollar up to next 4% of gross pay for Pre-Tax

(13) Cash Contribution of $1 for $1 up to 2% of gross pay contributed as a Pre-Tax Contribution

                                                               Schedule IV


                   CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                          RETIREMENT AND SAVINGS PLANS
                          EMPLOYING LOCATIONS BY PLAN
                            AS OF DECEMBER 31, 1998


Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for
               Salaried and Non-Bargaining Hourly Employees
                             EIN # 35-0257090
                                 Plan 020
---------------------------------------------------------------------------

  110  Columbus Exempt                    400  Miami PDC
  135  Columbus Security                  500  Atlas Salaried
  190  CADEC                              600  Fleetguard TN Salaried
  200  Charleston Management Svcs.        610  Fleetguard Lake Mills Salaried
  240  Charleston Headline                620  Fleetguard Lake Mills Hourly
  250  Charleston ReCon                   650  Kuss Salaried
  260  Charleston Engr. Test Services     700  DRC Salaried
  291  Cummins Marine                     810  CDIL
  300  Jamestown                          950  Holset Memphis
  301  Jamestown New Hires                951  Holset Charleston
  390  Cummins Natural Gas Engines        952  Holset Air Compressors



         Cummins Engine Company, Inc. Retirement and Savings Plan for
                          Onan Corporation Employees
                               EIN # 41-0965373
                                   Plan 025
--------------------------------------------------------------------------

  550  Onan Multiple Locations            552  Onan OPE St. Peter
  551  Onan Huntsville


         Cummins Engine Company, Inc. Retirement and Savings Plan for
                    Consolidated Diesel Company Employees
                              EIN #  56-1896727
                                  Plan 020
-------------------------------------------------------------------------

 900    Consolidated Diesel Company


Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for
                          Bargaining Unit Employees
                              EIN #  35-0257090
                                  Plan 030
-------------------------------------------------------------------------

  120  Columbus DWU                       132  Walesboro OCU
  121  Walesboro DWU                      510  Atlas Hourly
  122  DWU New Hires                      630  Fleetguard TN Hourly
  130  Columbus OCU                       651  Kuss Union
  131  OCU New Hires                      720  DRC TN Union

                                                                 Schedule V

                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
                                EIN 35-0257090
           ITEM 27B:  SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                           AS OF DECEMBER 31, 1998
                          (amounts stated in 000's)



                                    PRINCIPAL
                      ORIGINAL      RECEIVED        UNPAID
                      AMOUNT OF     DURING         PRINCIPAL      AMOUNT
PLAN                    LOAN        THE YEAR      AT 12/31/98     OVERDUE
__________            _________     _________     ___________     _______

Salaried                $305           $32           $155           $43

Bargaining               270            17            197            56

Onan                      74             7             44            13

CDC                       13             3              8             2

Participants may borrow amounts contributed up to 50% of the participant's account balance, not to exceed $50,000. Loans must be repaid at least quarterly over a period not to exceed five years. Interest rates vary depending upon the time the loans are requested. A collection policy has been implemented to tax all delinquent loans greater than 90 days past due as distributions to the participant.

                                SIGNATURE
                                _________



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                CUMMINS ENGINE COMPANY, INC.

                                RETIREMENT AND SAVINGS PLAN
                                ____________________________
                                     (Name of Plan)




By     /s/ Dave C. Wright
       ___________________
       Dave C. Wright
       Secretary - Pension
       Policy Committee